ProFrac Holding Corp.

333 Shops Boulevard, Suite 301

Willow Park, TX 76087

November 26, 2025

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy and Transportation

100 F Street, N.E.

Washington, D.C. 20549

RE:	ProFrac Holding Corp.
Registration Statement on Form S-3 (File No. 333-290704)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, ProFrac Holding Corp. (the “Company”) hereby respectfully requests that the effective date of the above-referenced Registration Statement on Form S-3 be accelerated to 4:00 p.m. Eastern Time, on December 1, 2025, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Ivan Chaykovskiy, Esq. of Brown Rudnick LLP at (212) 209-4975 and that such effectiveness also be confirmed in writing. Thank you for your assistance in this matter.

Very truly yours,

PROFRAC HOLDING CORP.

By:	/s/ Steven Scrogham
Name:	Steven Scrogham
Title:	Chief Legal Officer

cc:	Austin Harbour, ProFrac Holding Corp.
Samuel P. Williams, Esq., Brown Rudnick LLP
James E. Bedar, Esq., Brown Rudnick LLP
Ivan Chaykovskiy, Esq., Brown Rudnick LLP